UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 7, 2020

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON OCTOBER 7th, 2020

DATE, TIME AND PLACE: October 7th, 2020, at 10.00 a.m., by videoconference

PRESENCE: The Board of Directors’ Meeting of the TIM S.A. (“Company”) was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Carlo Filangieri, Carlo Nardello, Elisabetta Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Sabrina Di Bartolomeo e Pietro Labriola, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws. Justified absence of Messrs. Agostino Nuzzolo and Carlo Nardello.

BOARD: Mr. Nicandro Durante – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Statutory Audit Committee; (2) To acknowledge on the activities carried out by the Control and Risks Committee; (3) Presentation on the Board of Directors’ members’ Self-assessment Questionnaire format; and (4) To resolve on the payment proposal of the Company’s interest on shareholders’ equity (“JSCP”).

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on October 6th and 7th, 2020, as per Mr. Gesner José de Oliveira Filho’s report, Coordinator of the CAE.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

October 7th, 2020

(2) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on October 6th, 2020, as per Mr. Herculano Aníbal Alves’ report, Chairman of the CCR.

(3) The Board members acknowledged on the current format of the Board of Directors’ members’ Self-assessment Questionnaire and indicated possible suggestions for improvement, to be considered in the application for the 2020 fiscal year.

(4) Approved based on the Section 46, 3rd paragraph, of the Company’s By-laws, and on the favorable opinion of the Fiscal Council, the distribution of R$500,000,000.00 (five hundred million Reais) as Interest on Shareholders’ Equity ("IE"), at R$0.206542925 (zero point two, zero, six, five, four, two, nine, two, five Reais) of gross value per share. The payment will be made by November 30th, 2020, without the application of any monetary restatement index, considering the date of October 19th, 2020 as the date for identification of shareholders entitled to receive such values. Therefore, the shares acquired after said date will be traded ex direito of IE distribution. The withholding of Income Tax will be of 15% (fifteen percent) on the occasion of the credit of the IE, except for the shareholders who have differentiated taxation or who are exempt from said taxation.

At the end of the meeting, the Board members acknowledged on the developments related to the supply of goods and services for the Radio Access Network ("RAN"), approved by the Board of Directors at its meeting held on December 19th, 2019, informed by the Company's management of the breach of certain technical conditions by one of the suppliers who has been already notified of the referred situation.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), October 7th, 2020.

JAQUES HORN

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: October 7, 2020	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer